QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

NETBANK, INC.
(Name of Subject Company (Issuer)

NETBANK, INC
(Names of Filing Persons (Offeror))

Options Under NetBank, Inc. 1996 Stock Incentive Plan to Purchase
Common Stock, Par Value $.01 Per Share
(Title of Class Securities)

Steven F. Herbert Chief Finance Executive NetBank, Inc. 11475 Great Oaks Way Suite 100 Alpharetta, Georgia 30022 (770) 343-6006	copies to: Katherine M. Koops, Esq. Powell, Goldstein, Frazer & Murphy LLP Sixteenth Floor, 191 Peachtree St. N.E. Atlanta, Georgia 30303 (404) 572-6600

(Name, address, and telephone numbers of person authorized to receive notices a and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee

$3,521,138	$324**

*
Calculated solely for purposes of determining the filing fee. This amount assumes the cancellation of all options for which the offer is being made and was calculated by multiplying the transaction valuation by .000092.

**
Previously paid.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1
☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

TENDER OFFER STATEMENT

        This is a final amendment to the Tender Offer Statement on Schedule TO relating to the offer by NetBank, Inc., a Georgia corporation ("NetBank"), to exchange all options outstanding under the NetBank, Inc. 1996 Stock Incentive Plan to purchase shares of NetBank common stock at an exercise price of $14.00 or more for cash upon the terms and subject to the conditions set forth in the Offer to Exchange, the memorandum describing the offer and the related Letter of Transmittal dated March 6, 2002 (and, in the case of the Offer to Exchange, amended March 22, 2002) previously filed as exhibits to this Schedule TO.

        The offer expired at midnight on Tuesday, April 2, 2002. NetBank accepted all of the 1,044,550 options tendered. This number represented approximately 20.8% of the total options outstanding as of April 2, 2002, which included 3,029,600 options outstanding prior to NetBank's March 31, 2002 merger with Resource Bancshares Mortgage Group, Inc. ("RBMG") and an additional 2,171,837 options issued to RBMG optionees in the merger.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

NetBank, Inc.

/s/ LAURA P. MOON Laura P. Moon Chief Accounting Officer
Date: April 9, 2002

QuickLinks

TENDER OFFER STATEMENT
SIGNATURE